VAN KAMPEN INVESTMENTS
         SHINE


                    NOTICE OF ADJOURNED JOINT SPECIAL MEETING


December 12, 2005

The adjourned joint special meeting of shareholders (the "Meeting") of Van Kampen Municipal Opportunity Trust II, Van Kampen Value Municipal Income Trust and Van Kampen Advantage Municipal Income Trust II (each, a "Fund"), was held on November 22, 2005 and has been further adjourned to January 11, 2006 to allow additional time to solicit additional votes in connection with the proposals as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to you. The adjourned meeting will be held at 10:30 a.m. Central Time on January 11, 2006 at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois.

YOUR VOTE IS IMPORTANT AND YOUR PARTICIPATION IN THE AFFAIRS OF YOUR FUND DOES MAKE A DIFFERENCE.

WITH JUST A FEW DAYS REMAINING UNTIL THE ADJOURNED MEETING, YOUR PROMPT ATTENTION TO CASTING YOUR BALLOT IS APPRECIATED. To record your vote immediately, you may cast your vote using the Internet or telephone. Instructions for using either of these expedited voting methods are printed on the enclosed proxy card. Additionally, the required control number for either of these methods is printed on the proxy card. If you prefer to vote by mail, simply complete the enclosed proxy card and return it in the postage paid envelope provided.

The purpose of the Meeting is to seek shareholder approval for the reorganization of Van Kampen Municipal Opportunity Trust II and Van Kampen Value Municipal Income Trust into Van Kampen Advantage Municipal Income Trust II (the "Reorganization") and the issuance of additional common shares of Van Kampen Advantage Municipal Income Trust II. The proposed Reorganization seeks to combine similar funds to achieve certain economies of scale and other operational efficiencies.

After careful consideration, the Board of Trustees of each Fund has determined that the Reorganization and the issuance of additional common shares will benefit the common shareholders of each Fund and recommends that you cast your vote "FOR" the proposed Reorganization and the issuance of additional common shares, as applicable.

If you have any questions, please do not hesitate to contact the Van Kampen Client Relations Department at 1-800-341-2929.

We appreciate your careful and prompt consideration of this matter.




VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II
VAN KAMPEN VALUE MUNICIPAL INCOME TRUST
VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II


The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800)341-2929 or on the SEC's web site at www.sec.gov.